UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN
of
ARRIS GROUP, INC.
A Delaware Corporation
IRS Employer Identification No. 58-2588724
SEC File Number 000-31254
3871 Lakefield Drive
Suwanee, GA 30024
(770) 473-2000

ARRIS Group, Inc. Employee Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005 and Year ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors of ARRIS Group, Inc.
and the Trustees of the ARRIS Group, Inc.
Employee Savings Plan
We have audited the accompanying statements of net assets available for benefits of ARRIS Group, Inc. Employee Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Atlanta, Georgia
June 22, 2007

ARRIS Group, Inc.
Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets
Investments, at fair value	$54,967,456	$44,847,001
Participant loans, at cost	761,917	659,790
Contributions receivable:
Participants	39	—
Employer	137,588	30,916
Net assets available for benefits, at fair value	55,867,000	45,537,707

Adjustment from fair value to contract value for investment in the collective trust fund	101,733	79,300

Net assets available for benefits	$55,968,733	$45,617,007

See accompanying notes.

ARRIS Group, Inc.
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

Additions to net assets attributed to:
Contributions:
Participants	$4,984,258
Rollovers	443,122
Employer	1,631,401

7,058,781
Dividends and interest	2,412,626
Net realized and unrealized appreciation in fair value of investments	4,182,212
Total additions	13,653,619

Deductions from net assets attributed to:
Benefits paid to participants	(3,296,191)
Administrative expenses	(5,702)

Total deductions	(3,301,893)

Net increase	10,351,726

Net assets available for benefits:
Beginning of year	45,617,007

End of year	$55,968,733

See accompanying notes.

ARRIS Group, Inc.
Employee Savings Plan
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following description of ARRIS Group, Inc. Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.
General
The Plan, a defined contribution plan covering substantially all employees of ARRIS Group, Inc. (“ARRIS” or the “Company”), is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants may contribute up to 50% of their pretax compensation in increments of 0.1%, subject to Internal Revenue Service (“IRS”) limitations. Effective January 1, 2007, the Plan was amended to permit participants to designate all or a portion of their contributions as after-tax Roth contributions.
Under the terms of the Plan, the Company may also make discretionary employer matching-contributions. From January 1, 2005 through December 31, 2005, the Company contributed an employer-match equal to 25% of a participant’s contributions up to 6% of compensation, for a maximum employer-match equal to 1.5% of compensation. Effective January 1, 2006, the Company increased the employer-matching contribution from 25% to 50% of a participant’s contributions up to 6% of compensation, for a maximum of employer-match equal to 3% of compensation. Effective April 1, 2007, the Company revised the employer contribution to be 100% of a participant’s first contribution of 3% of compensation, plus 50% of the participant’s incremental contribution of 2% of compensation, for a total maximum employer-matching contribution equal to 4% of compensation.
In December 2005, the Plan was also amended to provide a true-up employer matching contribution to active participants’ accounts who, after the end of the Plan year, it is determined received less than the percentage of employer matching contribution appropriate based on the participant’s total contributions for the year. This new feature was effective January 1, 2005 and implemented for the 2005 Plan year.

1. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions, allocable share of investment results, and allocable share of administrative expenses not otherwise paid by the Company. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of service. Participants are fully vested after three years of credited service.
Forfeitures
During 2006, approximately $17,868 of nonvested employer contributions were forfeited by terminated Plan participants. Forfeited balances of nonvested terminated participants’ accounts are used to reduce Company contributions. In 2006, the Company used $25,000 of forfeitures to offset contributions. As of December 31, 2006 and 2005, unallocated assets (e.g., forfeitures) included in investments totaled $45,643 and $51,070, respectively.
Payment of Benefits
Upon termination of service, retirement, death or permanent disability, a participant may receive a lump-sum distribution equal to the nonforfeitable portion of his/her account. The Plan also provides for hardship distributions and in-service distributions once a participant has attained age 59 1/2.
Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, plus 1%, in effect at the time of the disbursement of the loan. Principal and interest are paid ratably through payroll deductions.

1. Description of the Plan (continued)
Administrative Expenses
Substantially all expenses of administering the Plan are paid through Plan Investments with the exception of certain fees associated with participant loans in which case the fees are paid from the participant’s account balance.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The value of the trust assets and the shares of all participants and beneficiaries will be determined as of the effective date of the termination. Distributions will be made as provided in the Plan.
2. Summary of Significant Accounting Policies
Basis of Presentation
The Plan’s financial statements have been prepared on the accrual basis of accounting.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
Investment Valuation and Income Recognition
The Plan’s investments in the mutual funds are stated at fair value, which is based on quoted market prices on national exchanges as of the last business day of the Plan year. The contract value of participation units owned in the Fixed Fund are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. The fair value of the participation units owned in the Fixed Fund is based on the fair value of the underlying assets. Participant loans are stated at outstanding balances, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2006	2005
MFS Retirement Service – MFS Emerging Growth Fund-A	$6,302,757	$2,643,255
MFS Retirement Service – MFS Global Equity Fund–A	3,870,366	2,862,278
MFS Retirement Service – MFS Capital Opportunity Fund–A	—	2,604,287
MFS Retirement Service – Mass Invest Growth Stock Fund–A	—	4,170,979
MFS Retirement Service – MFS Total Return Fund – A	5,041,053	4,282,739
MFS Retirement Service – MFS Fixed Fund-Institutional*	6,411,230	5,559,021
Van Kampen Growth and Income	3,005,799	2,180,070
Liberty – Columbia Acorn Fund	2,868,170	1,815,347
Franklin Balance Sheet Investment Fund	2,878,363	2,187,102
Davis NY Venture	5,220,883	—
Scudder Equity 500 Index Fund	4,656,173	3,682,938
ARRIS Group, Inc. common stock	3,167,569	3,290,995

*	MFS Fixed Fund-Institutional value is shown at contract value. The fair value was $6,309,497 for December 31, 2006 and $5,479,721 for December 31, 2005.
The Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

Year ended
December 31,
2006
Mutual funds	$3,125,054
Common stock	1,057,158

$4,182,212

4. Income Tax Status
The Plan has received a determination letter from the IRS dated May 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to be operated in conformity with the Code to maintain its qualification. The Plan is currently in the final stages of an audit by the IRS for its 2001 and 2002 plan years. Though the IRS noted certain deficiencies in the Plan administration which could have resulted in the disqualification of the Plan, it has agreed not to challenge the Plan’s qualified status if these deficiencies are self-corrected. The Plan administrator is in the process of completing the self-correction of those deficiencies. The Plan administrator believes the Plan is being otherwise operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
5. Transactions with Parties-in-Interest
Certain Plan investments are shares of funds managed by Heritage Trust Corporation, who is the Plan’s Trustee and MFS Retirement Services, Inc., who is the Plan’s record keeper. These transactions qualify as party-in-interest transactions.
The Plan held ARRIS common stock valued at $3,167,569 and $3,290,995 at December 31, 2006 and 2005, respectively.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ARRIS Group, Inc.
Employee Savings Plan
EIN: 58-2588724 Plan Number: 002
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2006

		(c)	(d)
	(b)	Description of	Current
(a)	Identity of Issue	Investment	Value

*	MFS Retirement Services, Inc.	MFS Fixed Fund-Institutional	$ 6,411,230
*	MFS Retirement Services, Inc.	MFS Emerging Growth Fund	6,302,757
	Davis	Davis NY Venture	5,220,883
*	MFS Retirement Services, Inc.	MFS Total Return Fund	5,041,053
	Scudder Equity 500 Index Fund	Scudder Equity 500 Index Fund	4,656,173
*	MFS Retirement Services, Inc.	MFS Global Equity Fund	3,870,366
	Van Kampen Investments	Van Kampen Growth and Income	3,005,799
	Franklin Templeton Investments	Franklin Balance Sheet Investment Fund	2,878,363
	Liberty Funds Services, Inc.	Columbia Acorn Fund	2,868,170
*	MFS Retirement Services, Inc.	MFS Capital Bond Fund	2,726,176
*	MFS Retirement Services, Inc.	MFS International Value Fund	2,507,939
	Lord Abbett	Lord Abbett Mid-Cap Value	1,917,709
*	MFS Retirement Services, Inc.	MFS Lifetime 2020 Fund	1,181,676
*	MFS Retirement Services, Inc.	MFS Lifetime 2030 Fund	863,931
*	MFS Retirement Services, Inc.	MFS Lifetime 2040 Fund	842,993
*	MFS Retirement Services, Inc.	MFS Lifetime 2010 Fund	411,610
*	MFS Retirement Services, Inc.	MFS Lifetime Retirement Income Fund	121,310
	Thornburg	Thornburg Core Growth	848,191
	Oppenheimer	Oppenheimer Small & Mid Cap Fund	225,291
*	ARRIS Group, Inc.	Common stock	3,167,569
*	Participants	Loans receivable; interest rates range 5.00% — 9.25%; maturities through 02/01/2011	761,917

			$55,831,106

*	Represents a party-in-interest to the Plan
Note: Cost information (column d) has not been included as all investments are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized,

ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN

By:	Administrative Committee
(Plan Administrator)

/s/ LAWRENCE A. MARGOLIS

Lawrence A. Margolis
Executive Vice President,
Strategic Planning,
Administration, and Chief Counsel
Dated: June 22, 2007